Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

AETERNA ZENTARIS INC.

1.	Name and Address of Company

Aeterna Zentaris Inc. (the Corporation)

1405 du Parc-Technologique Boulevard

Québec City, Québec

Canada, G1P 4P5

2.	Date of Material Change

March 6 and 11, 2015

3.	News Release

On March 6 and 11, 2015, the Corporation issued news releases indicating the material change, which were disseminated in Canada on the Canada NewsWire service.

4.	Summary of Material Change

On March 5, 2015, the Corporation announced that it was commencing an underwritten public offering of units (the Offering), consisting of common shares and warrants to purchase common shares.

On March 6, 2015, the Corporation announced that it had priced the Offering of 59,677,420 units (the Units), with each Unit consisting of one common share, 0.75 of a Series A warrant to purchase one common share, and 0.50 of a Series B warrant to purchase one common share, at a purchase price of US$0.62 per Unit. Investors whose purchase of Units in the Offering would have resulted in them beneficially owning more than the initial beneficial ownership limitation included in the warrants following the consummation of the Offering had the opportunity to acquire Units with Series C pre-funded warrants substituted for any common shares they would have otherwise acquired over the initial beneficial ownership limitation, paying the same price of US$0.62 per Unit. The Series A warrants are exercisable immediately and expire five years following issuance at an exercise price of US$0.81 per share. The Series B warrants are exercisable immediately and expire 18 months following issuance at an exercise price of US$0.81 per share. The pre-funded Series C warrants are exercisable immediately and expire five years following issuance.

In connection with the Offering, the holders of approximately 21.1 million, or 96.5%, of the 21.9 million outstanding warrants issued by the Company in previous public offerings of units in November 2013 and January 2014 entered into amendment agreements resulting in such warrants terminating upon closing of the Offering, in consideration for the Company making to the holders of such warrants a cash payment in the aggregate amount of approximately US$5.7 million out of the proceeds of the Offering.

The Offering was completed on March 11, 2015. At closing, the Corporation issued an aggregate of 25,048,065 common shares, Series A warrants exercisable to purchase 44,758,065 common shares, Series B warrants exercisable to purchase 29,838,710 common shares, and pre-funded Series C warrants exercisable to purchase 34,629,355 common shares for aggregate net proceeds of approximately US$34.5 million. The Offering was conducted pursuant to the terms and conditions of an underwriting agreement dated March 6, 2015 among the Corporation, as issuer, and Canaccord Genuity Inc., Maxim Group LLC, H.C. Wainwright & Co., LLC and Roth Capital Partners, as underwriters.

5.	Full Description of Material Change

On March 5, 2015, the Corporation announced that it was commencing the Offering, consisting of common shares and warrants to purchase common shares.

On March 6, 2015, the Corporation announced that it had priced the Offering of 59,677,420 Units, with each Unit consisting of one common share, 0.75 of a Series A warrant to purchase one common share, and 0.50 of a Series B warrant to purchase one common share, at a purchase price of US$0.62 per Unit. Investors whose purchase of Units in the Offering would have resulted in them beneficially owning more than the initial beneficial ownership limitation included in the warrants following the consummation of the Offering had the opportunity to acquire Units with Series C pre-funded warrants substituted for any common shares they would have otherwise acquired over the initial beneficial ownership limitation, paying the same price of US$0.62 per Unit. The Series A warrants are exercisable immediately and expire five years following issuance at an exercise price of US$0.81 per share. The Series B warrants are exercisable immediately and expire 18 months following issuance at an exercise price of US$0.81 per share. The pre-funded Series C warrants are exercisable immediately and expire five years following issuance.

In connection with the Offering, the holders of approximately 21.1 million, or 96.5%, of the 21.9 million outstanding warrants issued by the Company in previous public offerings of units in November 2013 and January 2014 entered into amendment agreements resulting in such warrants terminating upon closing of the Offering, in consideration for the Company making to the holders of such warrants a cash payment in the aggregate amount of approximately US$5.7 million out of the proceeds of the Offering.

The Offering was completed on March 11, 2015. At closing, the Corporation issued an aggregate of 25,048,065 common shares, Series A warrants exercisable to purchase 44,758,065 common shares, Series B warrants exercisable to purchase 29,838,710 common shares, and pre-funded Series C warrants exercisable to purchase 34,629,355 common shares for aggregate net proceeds of approximately US$34.5 million. The Offering was conducted pursuant to the terms and conditions of an underwriting agreement dated March 6, 2015 among the Corporation, as issuer, and Canaccord Genuity Inc., Maxim Group LLC, H.C. Wainwright & Co., LLC and Roth Capital Partners, as underwriters.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Further information regarding the matters described in this report may be obtained from Philip A. Theodore, Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary. Mr. Theodore is knowledgeable about the details of the material change and may be contacted at (843) 900-3211.

9.	Date of Report

March 11, 2015